UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

Marinus Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
56854Q101
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,568,934 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

4,568,934 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,568,934 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2% (1)
12	TYPE OF REPORTING PERSON

IA, PN

(1)	Includes 950,600 shares of the Issuer’s Common Stock issuable upon conversion of 4,753 shares of the Issuer’s Series A Participating Convertible Preferred Stock (the “Series A Preferred Stock”).

1	NAME OF REPORTING PERSON

LION POINT MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12	TYPE OF REPORTING PERSON

PN

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,568,934 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

4,568,934 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,568,934 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2% (1)
12	TYPE OF REPORTING PERSON

OO

(1)	Includes 950,600 shares of the Issuer’s Common Stock issuable upon conversion of 4,753 shares of the Series A Preferred Stock.

1	NAME OF REPORTING PERSON

LION POINT CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%
12	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,568,934 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

4,568,934 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,568,934 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2% (1)
12	TYPE OF REPORTING PERSON

IN

(1)	Includes 950,600 shares of the Issuer’s Common Stock issuable upon conversion of 4,753 shares of the Series A Preferred Stock.

1	NAME OF REPORTING PERSON

JAMES FREEMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,568,934 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

4,568,934 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,568,934 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.2% (1)
12	TYPE OF REPORTING PERSON

IN

(1)	Includes 950,600 shares of the Issuer’s Common Stock issuable upon conversion of 4,753 shares of the Series A Preferred Stock.

Item 1(a).	Name of Issuer:

Marinus Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5 Radnor Corporate Center, Suite 500, 100 Matsonford Rd, Radnor, PA 19087
Item 2(a).	Name of Persons Filing:

This Schedule 13G Amendment No. 1 (“Amendment No. 1”) is being jointly filed by Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), Lion Point Master, LP, a Cayman Islands exempted limited partnership (“Lion Point Master”), Lion Point Capital GP, LLC, a Delaware limited liability company (“Lion Point GP”), Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings”), Didric Cederholm, a dual citizen of Sweden and France, and James Freeman, a citizen of the United States of America. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
Lion Point Holdings is the general partner of Lion Point Capital.  Lion Point Capital is the investment manager to Lion Point Master. Lion Point GP is the general partner of Lion Point Master. Mr. Cederholm is a Founding Partner and Chief Investment Officer of each of Lion Point GP and Lion Point Capital. Mr. Cederholm is also a Member and a Manager of each of Lion Point GP and Lion Point Holdings. Mr. Freeman is a Founding Partner and Head of Research of each of Lion Point GP and Lion Point Capital. Mr. Freeman is also a Member and a Manager of each of Lion Point GP and Lion Point Holdings. By virtue of these relationships, each of Lion Point GP, Lion Point Holdings, Mr. Cederholm and Mr. Freeman may be deemed to beneficially own the securities beneficially owned by Lion Point Capital.
Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 250 West 55th Street, 33rd Floor, New York New York 10019.
Item 2(c).	Citizenship:

Each of Lion Point Capital, Lion Point GP, and Lion Point Holdings is organized under the laws of the State of Delaware. Lion Point Master is organized under the laws of the Cayman Islands. Mr. Cederholm is a dual citizen of Sweden and France. Mr. Freeman is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Shares”)
Item 2(e).	CUSIP Number:

56854Q101

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	/ /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/X/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/X/	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).**
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
As of the close of business on December 31, 2020, each of Lion Point Capital, Lion Point Holdings, Mr. Cederholm and Mr. Freeman may be deemed to have  beneficially owned  4,568,934 shares of Common Stock. The number of shares reported as beneficially owned excludes shares of Common Stock underlying shares of Series A Preferred Stock that are not presently convertible due to the effect of a beneficial ownership limitation blocker.  As of the close of business on December 31, 2020, each of Lion Point Master and Lion Point GP may be deemed to have beneficially owned 0 shares of Common Stock.
(b)	Percent of class:
As of the close of business on December 31, 2020, each of Lion Point Capital, Lion Point Holdings, Mr. Cederholm and Mr. Freeman may be deemed to have  beneficially owned  12.2% (based upon 36,578,460 shares of Common Stock to be outstanding as of December 31, 2020 as reported by the Company to the Reporting Persons). As of the close of business on December 31, 2020, each of Lion Point Master and Lion Point GP may be deemed to have beneficially owned 0%.
(c)            Number of shares as to which each Reporting Person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
The filing of this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.
Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2020

Item 9.	Notice of Dissolution of Group.

Not Applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information with respect to it or him set forth in this statement is true, complete and correct.
Dated: February 12, 2021

LION POINT CAPITAL, LP

	By:	Lion Point Capital GP, LLC, its General Partner

	By:	/s/ Didric Cederholm
		Name:	Didric Cederholm
		Title:	Manager and Member

LION POINT CAPITAL GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

LION POINT MASTER, LP

By:	Lion Point Holdings GP, LLC, its General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member]

LION POINT HOLDINGS GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

/s/ Didric Cederholm
DIDRIC CEDERHOLM

/s/ James Freeman
JAMES FREEMAN